Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406

July 17, 2025

Soo Im-Tang

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: American Funds Core Plus Bond Fund (“AFCP”)

File Nos. 333-286599; 811-24077

Dear Ms. Im-Tang:

In response to your comments, received on July 8, 2025, relating to the filing made on June 18, 2025 (the “Registration Statement”) of AFCP (the “Fund”), we hereby file Post-Effective Amendment No. 2 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (such amendment, the “Amendment”) pursuant to Rule 472 of the 1933 Act.

Our responses to your comments are set forth below.

1.	Please revise the following sentence under the “Fees and expenses of the fund” section so that the sales charge discounts that would be applicable are clearer: “You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in American Funds, Capital Group KKR Public-Private+ Funds, and/or Emerging Markets Equities Fund, Inc. (collectively “Capital Group Funds”) ($250,000 for Class 529-A shares).”

Response: We have updated the language in the Prospectus as follows to address this comment:

“You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in American Funds, Capital Group KKR Public-Private+ Funds, and/or Emerging Markets Equities Fund, Inc. (collectively “Capital Group Funds”) ~~($250,000 for Class 529-A shares)~~. However, for Class 529-A shares, the minimum investment to qualify for these discounts is $250,000.”

2.	In the “Other compensation to dealers” section of the Prospectus, the registrant states that lists of firms receiving additional compensation exceeding certain amounts is included in the Statement of Additional Information. Please clarify the specific location in the Statement of Additional Information where these lists are located.

Response: We have updated the language in the Prospectus as follows to address this comment:

“A list of firms receiving additional compensation (as described above) in an amount exceeding $100,000 in the prior calendar year is included in the “Other compensation to dealers” section of the fund’s statement of additional information.

Capital Client Group, Inc. pays certain recordkeepers for product services, platform consideration, participation at recordkeeper-sponsored events and co-branding and other marketing services. A list of recordkeepers receiving additional compensation (as described above) in an amount exceeding $100,000 in the prior calendar year is included in the “Other compensation to dealers” section of the fund’s statement of additional information.”

3.	In the “Certain investment limitations and guidelines” section of the Statement of Additional Information, please add disclosure that explains how the Fund determines that an issuer is an “emerging market issuer”.

Response: We have updated the language in the Statement of Additional Information as follows to address this comment:

●	The fund may invest up to 25% of its assets in securities of emerging market issuers.
●	For purposes of determining whether an investment is made in a particular country or geographic region, the fund’s investment adviser will generally look to the domicile of the issuer in the case of equity securities or to the country to which the security is tied economically in the case of debt securities. In doing so, the fund’s investment adviser will generally look to the determination of MSCI Inc. (MSCI) for equity securities and Bloomberg for debt securities. In certain limited circumstances (including when relevant data is unavailable or the nature of a holding warrants special considerations), the adviser may also take into account additional factors, as applicable, including where the issuer’s securities are listed; where the issuer is legally organized, maintains principal corporate offices, conducts its principal operations, generates revenues and/or has credit risk exposure; and the source of guarantees, if any, of such securities. For purposes of determining which countries constitute “emerging markets,” the fund’s investment adviser will generally look to the determination of MSCI for equity securities and J.P. Morgan for debt securities.”

4.	In the “Independent trustees” section of the Statement of Additional Information, please provide background disclosure with respect to the trustees of the Fund that will begin serving on the board effective January 1, 2026.

Response: We have updated the Registration Statement to remove references to the trustees of the Fund that will begin serving on the board effective January 1, 2026 and the related disclosures. We will provide the relevant disclosures at an appropriate time following the election of such trustees.

5.	Please provide a copy of the Fund’s Declaration of Trust and legal opinion.

Response: We acknowledge this comment, and have sent copies of both documents. Please note, however, that because fund counsel bases its legal opinion on a certain proof of the Registration Statement (typically the final version of the Registration Statement before it is declared effective), we have provided a copy of a draft opinion, which will remain subject to the internal opinion clearance process of the fund’s legal counsel.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact us.

Sincerely,

/s/ Charlene Kim

Charlene Kim

Senior Counsel

(213) 615-4618

Charlene.Kim@capgroup.com